Mail Stop 04-07								June 7,
2005

Via U.S. Mail and Fax (480 403-8301)

Robert W. McMartin
Vice President, Treasurer and Chief Financial Officer
CIRCUIT RESEARCH LABS, INC
1302 West Drivers Way
Tempe, Arizona  85284

Re:	CIRCUIT RESEARCH LABS, INC
	Form 10-KSB for the year ended December 31, 2004
      Filed May 18, 2005

      Forms 10-QSB for fiscal quarter ended March 31, 2005

	File No. 0-11353


Dear Mr. McMartin:


      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the year ended December 31, 2004

Note 1.  Significant Accounting Policies

Goodwill

1. We note that you concluded that the estimated fair value of your company was in excess of its carrying value at December 31, 2004 and
2003 and therefore you have determined that there was no goodwill impairment as of those dates. We also note your disclosure in the Form 8-K filed on April 15, 2005 that you were evaluating and have not yet concluded if you need to impair goodwill. In this regard, describe for us the reporting unit or units you used in performing the annual goodwill impairment test. Tell us how you applied the guidance in paragraphs 30 through 36 of SFAS 142 in determining your reporting units.


Item 7A.  Pro Forma Financial Information

Pro Forma Consolidated Statement of Operations

2. Revise the pro forma statement of operations to remove adjustment
#2, `income from debt restructure`, and the related income tax expense. In addition, you should disclose these items separately and discuss that they were not considered in the pro forma income statement because they don`t have any continuing impact. For additional guidance, refer to Article 11-02 (b) (5) of Regulation S-
X.

3. Based on your disclosure it appears that you used the $.0475 per share value in the transaction between your CEO and Harman to determine the gain on the restructuring. In this regard, we do not believe that the price paid by your CEO is representative of the fair market value of the shares issued at the time of the consummation of the restructuring. Therefore, recalculate the gain on the restructuring to reflect the fair market value of your stock at April
29, 2005.  Please refer to SFAS 15 paragraphs 6 and 13.


Form 10-Q for fiscal quarter ended March 31, 2005

4. To the extent applicable, revise to comply with the comments above.





*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Al Rodriguez, Staff Accountant, at (202)
551-
3370 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director
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Robert W. McMartin
CIRCUIT RESEARCH LABS, INC
June 7, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE